Source Exchange Traded Investments LLC	[SOURCE LOGO]
125 Park Avenue, 25th Floor
New York, NY 10017

10 September, 2014

Source ETF Trust
125 Park Avenue
New York, New York 10017

Re:	Subscription for the Purchase of Shares of Beneficial Interest of the Source ETF Trust

Ladies and Gentlemen:

Source Exchange Traded Investments LLC (hereinafter, “we”) hereby subscribe to purchase shares of beneficial interest (the “Shares”) of the following series of Source ETF Trust (the “Trust”) in the aggregate amount of $100,000 as the initial capital of the Trust, as follows:

Fund	Number of Shares	Price per Share	Aggregate Price
Source EURO STOXX 50 ETF	2,000	$50.00	$100,000

We will purchase the Shares in a private offering prior to the effective date of the Form N-1A registration statement filed by the Trust under the Securities Act of 1933 and the Investment Company Act of 1940.  We will purchase the Shares for investment purposes and not with the intent of redeeming or reselling.  We will purchase the Shares pursuant to Section 14 of the Investment Company Act of 1940 in order to provide the seed capital for the Trust prior to the commencement of the public offering of its Shares.

We consent to the filing of this letter as an exhibit to the Form N-1A registration statement of the Trust.

If you agree to these terms, please acknowledge your agreement and acceptance below.

Sincerely,

/s/ Gary Buxton
Name:  Gary Buxton
Title:  Authorised Signatory

Agreed and accepted as of 9/10, 2014:

Source ETF Trust

/s/ J. Garrett Stevens
By:  J. Garrett Stevens
Title:  President